

16014692

OMB

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67941

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Automated Equity Finance Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Washington Blvd., 7th Floor
(No. and Street)

Jersey City (City) NJ (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Michael Clancy (201) 499-1420
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OMB

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm

AUTOMATED EQUITY FINANCE MARKETS, INC.

December 31, 2015

AUTOMATED EQUITY FINANCE MARKETS, INC.

TABLE OF CONTENTS



Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Automated Equity Finance Markets, Inc.

We have audited the accompanying statement of financial condition of Automated Equity Finance Markets, Inc. (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Automated Equity Finance Markets, Inc. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statement, the Company has cumulative net losses since inception of $69,854,862 at December 31, 2015. The Company had a net loss of $2,384,456 for the current year. These conditions, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 7. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Grant Thornton LLP

New York, New York
February 29, 2016

AUTOMATED EQUITY FINANCE MARKETS, INC.
Statement of Financial Condition
As of December 31, 2015

ASSETS	
Cash	$ 309,917
Accounts receivable (net of allowance for doubtful accounts of $0)	189,840
Other assets	21,142
Total assets	$ 520,899
LIABILITIES AND STOCKHOLDER'S EQUITY	
Subordinated borrowings	$ 250,000
Accounts payable and accrued expenses	53,313
Unearned revenue	64,375
Total liabilities	367,688
STOCKHOLDER'S EQUITY	
Common stock, $0.0001 par value; 1,000 shares authorized; 100 shares issued and outstanding	
Additional paid-in capital	70,008,073
Accumulated deficit	(69,854,862)
Total stockholder's equity	153,211
Total liabilities and stockholder's equity	$ 520,899

The accompanying notes are an integral part of this statement.

ORGANIZATION AND BUSINESS ACTIVITY

Automated Equity Finance Markets, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). During the year, the Company's parent, Quadriserv, Inc. (the "Parent") entered into an Asset Purchase Agreement (the "APA") with PDQ Inc. whereby it exchanged its assets, including the shares of its wholly-owned subsidiaries for 30,000 shares in PDQ Inc. PDQ Inc. is a newly formed entity for purposes of this asset purchase and became the new parent of the Company. The Company is a registered Alternative Trading System and operates AQS, an automated marketplace for securities lending and borrowing, which centrally clears transactions through the Options Clearing Corporation ("OCC"). Members utilizing the AQS marketplace include broker/dealers, prime brokers, agent lenders and hedge funds. The Company does not carry accounts on behalf of securities customers.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

The Company has cash with major financial institutions which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Revenue Recognition

AQS members pay a one-time application fee when they initially register and an annual subscription fee to be able to transact on the system. The application fee is recognized as revenue when invoiced and the annual subscription fee is recognized on a straight-line basis over a 12-month period. Unamortized subscription fee balances are recorded as unearned revenue. Connectivity and transaction fees are invoiced and recognized based on members' monthly activity on AQS. Interest and realized and unrealized gains and losses on Treasury bills and certificates of deposit are recognized on an accrual basis.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb probable losses in the accounts receivable portfolio and is assessed periodically by management. Increases in the allowance for doubtful accounts are charged against operating results and it is decreased by the amount of charge-offs, net of recoveries. The allowance is based on several factors, including a continuous assessment of the collectability of each account. In circumstances where a specific customer's inability to meet its financial obligation is known, the Company records a specific provision for bad debts against amounts due to reduce the receivable to the amount it reasonably believes will be collected.

Share-based Compensation

The Parent accounts for share-based compensation pursuant to guidance issued in ASC 718 for accounting and reporting of share-based payments. Compensation expense related to stock options granted to employees by its Parent is allocated pursuant to the Company's expense sharing agreement with its Parent.

Income Taxes

The Company is included in the consolidated federal, state and local income tax returns filed by the Parent. The Company determines its provision for income taxes as if it files on a separate return basis. Deferred taxes are recognized based on the difference between the financial reporting and income tax basis of assets and liabilities using estimated income tax rates that will be in effect when such differences reverse. A valuation allowance is established to reduce the deferred tax assets when, based upon the weight of available evidence, it is more likely than not that such assets will not be realized in future years.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. DUE FROM OCC

The Company's receivable from OCC amounted to $47,594 as at December 31, 2015 and was included in Accounts receivable on the Statement of Financial Condition. The Company collected the full amount in January 2016.

3. CAPITAL CONTRIBUTIONS BY THE PARENT

During the year, the Company's Parents, Quadriserv Inc. and PDQ Inc., made capital contributions of $870,000 and $925,000 respectively to the Company through the forgiveness of payables to Parent.

4. THE ASSET PURCHASE TRANSACTION

In July, 2015 Quadriserv Inc. entered into a transaction with PDQ Inc. in which Quadriserv sold its assets, including its ownership of the Company and its other wholly owned subsidiaries for 30,000 shares in PDQ Inc. which then became the new Parent of the Company. Under the terms of a related Shareholders Agreement between PDQ Enterprises LLC, the Parent of PDQ Inc., and SunGard Data Systems, PDQ Enterprises has agreed to contribute cash totaling $3,000,000 into the Company to support its operations. Included in that commitment is a $250,000 Subordinated Loan which occurred in February 2015. As of December 31, 2015 PDQ Enterprises contributions totaled $2,250,000, with $750,000 into Quadriserv Inc. and $1,500,000 in PDQ Inc. See Footnote 7.

5. SUBORDINATED BORROWINGS

In February, 2015, the Company entered into a subordinated borrowing from PDQ Enterprises (the "Agreement") under which the Company received $250,000. This borrowing is available in computing net capital under the SEC's uniform net capital rule. The borrowing carries a 5 percent interest rate and matures in March, 2016 at which time the Company expects to renew this loan for a minimum period of one year. Accrued interest of $10,694 was recorded as an accrued expense during the year, but in accordance with the Agreement has not yet been paid.

6. LIQUIDITY AND GOING CONCERN

Currently, the Company's operations are not cash flow positive. The Company has incurred a cumulative loss of $ 69,854,852 since its inception. In accordance with the Shareholders Agreement, PDQ Enterprises has contributed to the Company's parent $2,250,000 during 2015, inclusive of the funds associated with the Subordinated Borrowing, with an additional $350,000 contributed during 2016. Notwithstanding the Subordinated Loan, the contributions to date, as well as the remainder committed to by PDQ Inc, the Company will need to raise additional capital in order to meet its on-going obligations and is developing plans to do that. Given the uncertainty of such plans, management cannot guarantee they will be successful to raise sufficient cash to fund the Company's on-going operations and as a result there is substantial doubt about the Company's ability to continue as a going concern.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital. The Company utilizes the basic method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2015, the Company's net capital was $185,947 which was $178,049 in excess of its required level and the Company was in compliance with all other capital ratio requirements.

8. EXPENSE SHARING AGREEMENT WITH PARENT

The Company's expense sharing agreement requires that the Parent make available certain properties and provide for the performance of certain services for the Company in exchange for consideration as described in the agreement. During the year ended December 31, 2015, the Parent allocated $3,851,259 of expenses to the Company, consisting primarily of cash compensation and benefits, employee share-based compensation, communication, data and technology costs, professional and consulting fees, and depreciation and amortization. Effective October 1, 2014 the Company amended its expense sharing agreement with the Parent as a result of changes in its business and the Company now receives an allocation of 99% of the Parent's allocable expenses. Included in accounts receivable are amounts due from the Parent of approximately $45,000 as of December 31, 2015.

Since 2009, the Parent started amortizing the capitalized software as the AQS marketplace was launched in May 2009. The factors considered for deciding the timing and balance to amortize included a review of costs incurred to put the marketplace in a usable condition, timing of significant enhancements or new functionalities, industry and technological innovations and the product life cycle. For the year ended December 31, 2014, the amount allocated for depreciation and amortization of capitalized software was $6,024 and these assets are now fully depreciated.

9. TRANSACTION RELATED EXPENSES

These expenses relate to the monthly charges incurred from one of the Parent's shareholders for connectivity and processing performed through their systems. During the year, this shareholder agreed to waive payment of these expenses, which were recorded as capital contributions from that shareholder totaling $186,000.

The accompanying notes are an integral part of this statement.

had no uncertain tax positions that have a material impact on the financial statements for the year ended December 31, 2015 and any other open years.

The Company had net operating loss carryforwards at December 31, 2015 of approximately $49.6 million for federal income tax purposes which may be available to offset future taxable income, if any. The Company's deferred tax assets at December 31, 2015 amount to approximately $19.8 million. The deferred tax assets relate to net operating loss carryforwards for which the Company recorded a full valuation allowance; because it is not more likely than not that the deferred tax asset will be realized. The net operating loss carryforwards expire in various years beginning with 2027, subject to limitations pursuant to Internal Revenue Code section 382. Generally the Company is no longer subject to tax examinations by tax authorities for tax years ended prior to September 30, 2012.

11. CONCENTRATION OF CREDIT RISK

During the year ended December 31, 2015, two customers accounted for approximately 23% of the Company's total revenues. In addition, two customers represented 42% of the accounts receivable at December 31, 2015 of which $47,594 was collected in January 2016.

12. SUBSEQUENT EVENTS

The Company has received additional capital contributions from PDQ totaling $350,000 in January and February, 2016.

The accompanying notes are an integral part of this statement.